ARALEZ PHARMACEUTICALS INC.

2800 Park Place

666 Burrard Street

Vancouver, British Columbia, Canada V6C 2Z7

January 4, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4561

Attention:  Mary Beth Breslin

Re:          Aralez Pharmaceuticals Inc.

Registration Statement on Form S-1

Filed December 31, 2015

File No. 333-208823

Dear Ms. Breslin:

This letter follows your voicemail to our outside counsel, David C. Schwartz, Esq. of DLA Piper LLP (US), regarding the above-referenced registration statement on Form S-1 that was filed by Aralez Pharmaceuticals Inc. on December 31, 2015.  Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact David C. Schwartz, Esq. at (973) 520-2555 or via email at david.schwartz@dlapiper.com with any questions or comments.

ARALEZ PHARMACEUTICALS INC.

By:	/s/ Eric L. Trachtenberg
Eric L. Trachtenberg
Attorney-in-fact

cc:           Andrew P. Gilbert, Esq., DLA Piper LLP (US)

Fax: (973) 520-2573

David C. Schwartz, Esq., DLA Piper LLP (US)

Fax: (973) 520-2575